Organigram Holdings Inc. to Report Second Quarter Fiscal 2019 Results on
April 15th, 2019

MONCTON, APRIL 8TH, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today it will report its second quarter results for its fiscal year ended August 31, 2019 on Monday, April 15, 2019 before market open.

The Company will host a conference call to discuss these results. The details of the call are as follows:

Date:	April 15th, 2019

Time:	8:00 am Eastern Time

Toll Free (North America) Dial-In Number:	1-888-231-8191

International Dial-In Number:	647-427-7450 or 778-371-9827

Webcast: https://event.on24.com/wcc/r/1976562/F9C96D11DAF178EB80B684B2404ADD3F

A telephone replay of this conference call will be available two hours after the call's completion until April 22nd, 2019. To access the recording, use the following dial-in number 1-855-859-2056 and conference ID 1387326. The webcast will be archived for 90 days.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange, the CSE nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes to timing and scheduling for filing that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

or

For Media enquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653